Exhibit 99.1

GFL Environmental Inc. Announces Quarterly Dividend

VAUGHAN, ON, October 8, 2020 – The Board of Directors of GFL Environmental Inc. (NYSE, TSX: GFL) (“GFL” or the “Company”) today announced that it has declared a cash dividend of US$0.01 for each outstanding subordinate voting share and multiple voting share of the Company for the third quarter of 2020.

The cash dividend will be paid on October 30, 2020 to shareholders of record at the close of business on October 19, 2020. The Company has designated this dividend as an eligible dividend within the meaning of the Income Tax Act (Canada).

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 27 states in the United States. Across its organization, GFL has a workforce of more than 13,000 employees and provides its broad range of environmental services to more than 135,000 commercial and industrial customers and its solid waste collection services to more than 4 million households.

Forward Looking Statements

This release includes certain “forward-looking statements”, which are not guarantees or assurances of future performance. Because forward-looking statements are related to the future, they are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws. The declaration, timing, amount and payment of any future dividends remains at the discretion of GFL’s Board of Directors.

For further information: Patrick Dovigi, Founder and Chief Executive Officer, +1 905-326-0101, pdovigi@gflenv.com